Filed by ResortQuest International, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: ResortQuest International, Inc.
Commission File No.: 001-14115

This document is being filed pursuant to Rule 425 under the Securities Act of 1933 and is deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934.

This filing relates to the proposed merger pursuant to the terms of that certain Agreement and Plan of Merger, dated as of August 4, 2003 (the “Merger Agreement”), among Gaylord Entertainment Company (“Gaylord”), GET Merger Sub, Inc. and ResortQuest International, Inc (“ResortQuest”). The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K filed by ResortQuest on August 5, 2003, and is incorporated by reference into this filing.

Additional Information About This Information

This communication is not a solicitation of a proxy from any security holder of Gaylord or ResortQuest. Gaylord and ResortQuest intend to file a registration statement on Form S-4 with the SEC in connection with the merger. The Form S-4 will contain a prospectus, a proxy statement and other documents for the stockholders’ meetings of Gaylord and ResortQuest at which time the proposed transaction will be considered. Gaylord and ResortQuest plan to mail the proxy statement and prospectus contained in the Form S-4 to their respective stockholders. The Form S-4, proxy statement and prospectus will contain important information about Gaylord, ResortQuest, the merger and related matters. Investors and stockholders should read the Form S-4, the proxy statement and prospectus and the other documents filed with the SEC in connection with the merger carefully before they make any decision with respect to the merger. The Form S-4, proxy statement and prospectus, and all other documents filed with the SEC in connection with the merger will be available when filed free of charge at the SEC’s web site, www.sec.gov. In addition, all documents filed with the SEC by Gaylord in connection with the merger will be made available to investors free of charge by writing to: Gaylord Entertainment Company, One Gaylord Drive, Nashville, Tennessee 37214, Attn: Investor Relations. All documents filed with the SEC by ResortQuest in connection with the merger will be made available to investors free of charge by writing to: ResortQuest International, Inc., Suite 203, 8955 Highway 98 West, Destin, Florida 32550, Attn: Investor Relations.

Gaylord, ResortQuest, their respective directors and executive officers may be deemed participants in the solicitation of proxies from Gaylord’s stockholders and ResortQuest’s stockholders. Information concerning Gaylord’s directors and certain executive officers and their direct and indirect interests in Gaylord is contained in its proxy statement for its 2003 annual meeting of stockholders. Information concerning ResortQuest’s directors and certain executive officers and their direct and indirect interests in ResortQuest is contained in its proxy statement for its 2003 annual meeting of stockholders. Additional information regarding the interests of these participants in the merger will be available in the proxy statement regarding the merger. Investors can obtain free copies of these documents from the SEC’s website, Gaylord and ResortQuest using the contact information above.

THE FOLLOWING IS A TRANSCRIPT OF A CONFERENCE CALL OF GAYLORD ENTERTAINMENT COMPANY
AND RESORTQUEST INTERNATIONAL, INC., HELD ON TUESDAY, AUGUST 5, 2003:

Gaylord Entertainment Company
August 5, 2003
11:00 a.m. EST

OPERATOR: Welcome to the Gaylord Entertainment <Company: Gaylord Entertainment Company; Ticker: GET; URL: http://www.gaylordentertainment.com/> conference call to discuss the announced acquisition of ResortQuest International <Company: ResortQuest International Inc.; Ticker: RZT; URL: http://www.resortquest.com/>. Hosting the call today from Gaylord Entertainment is Colin Reed, President and Chief Executive Officer, and David Kloeppel, Chief Financial Officer. They are joined by Jim Olin, CEO of ResortQuest. Also with us today is Carter Todd, Gaylord’s General Counsel. All lines have been placed on a listen-only mode. The floor will be open for your questions and comments following the presentation.

It is now my pleasure to turn the call over to Mr. Carter Todd, General Counsel. Sir, the floor is yours.

CARTER TODD, GENERAL COUNSEL AND SVP, GAYLORD ENTERTAINMENT COMPANY: Good morning. My name is Carter Todd, and I am the General Counsel and Senior Vice-President for Gaylord Entertainment Company. Thank you for joining us today.

A release regarding Gaylord Entertainment’s acquisition of ResortQuest was disseminated this morning via Business Wire. A copy of this release is also available on the Gaylord Entertainment Web site. We also filed an 8-K with the Securities & Exchange Commission this morning that includes a copy of the definitive agreement and plan of merger.

You should be aware this conference call may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including statements among others regarding Gaylord Entertainment’s expected feature financial performance. For this purpose, any statements made during this call that are not statements of historical facts may be deemed to be forward-looking statements, without limiting the foregoing words such as: believes, anticipates, plans, expects and similar expressions are intended to identify forward-looking statements.

You are hereby cautioned that these statements may be affected by the important factors among others set forth in our filings with the Securities & Exchange Commission and in a press release relating to this merger, and consequently, actual operations and results may differ materially from the results discussed in the forward-looking statements. Gaylord Entertainment undertakes no obligation to update publicly any forward-looking statements whether as a result of new information, future events, or otherwise.

This communication is not a solicitation of a proxy from any security holder of Gaylord Entertainment Company or ResortQuest International. Gaylord and ResortQuest intend to file a registration statement on Form S-4 with the Securities & Exchange Commission in connection with the merger. The Form S-4 will contain a prospectus, a proxy statement and other documents for the stockholders meetings of both Gaylord and ResortQuest at which time the proposed transaction will be considered.

Gaylord and ResortQuest plan to mail the proxy statement and prospectus continued in the S-4 to their respective stockholders. The Form S-4 proxy statement and prospectus will contain important information about Gaylord Entertainment, ResortQuest, the merger and certain related matters. Investors and stockholders should read the Form S-4, the proxy statement and the prospectus and the other documents filed with the SEC in connection with the merger carefully before they make any decision with respect to the merger. The Form S-4 proxy statement and prospectus and all of the documents filed with the SEC in connection with the merger will be available when filed free of charge at the SEC’s Web site.

In addition, all documents filed with the SEC by Gaylord in connection with the merger will be made available to investors free of charge by writing to Gaylord Entertainment Company, One Gaylord Drive, Nashville, Tennessee, 37214, Attention: Investor Relations. All documents filed with the SEC by ResortQuest in connection with the merger will be made available to investors free of charge by writing to ResortQuest International, Suite 203, 8955 Highway 98 West, Destin, Florida, 32550, Attention Investor Relations.

Gaylord, ResortQuest and their respective Directors and Executive Officers may be deemed participants in the solicitation of proxies from Gaylord’s stockholders and ResortQuest’s stockholders. Information concerning Gaylord’s Directors and certain Executive Officers and their direct and indirect interests in Gaylord is contained in its proxy statement for its 2003 annual meeting of stockholders. Information concerning ResortQuest Directors and certain Executive Officers and their direct and indirect interests in ResortQuest is contained in its proxy statement for its 2003 annual meeting of stockholders. Additional information regarding the interests of these participants in the merger will be available in a definitive proxy statement regarding the merger. Investors can obtain free copies of these documents from the SEC’s Web site, Gaylord and ResortQuest, using the contact information above.

I’d also like to remind you that in our call today we may discuss certain non-GAAP financial measures, and a reconciliation of those non-GAAP financial measures to the most directly comparable GAAP financial measures is available on our Web site under the Investor Relations section.

At this time, I’d like to turn the call over to our Chief Executive Officer, Colin Reed.

COLIN REED, PRESIDENT, CEO AND DIRECTOR, GAYLORD ENTERTAINMENT COMPANY: Thank you, Carter. And we’ll do this a little slower. Good morning to you all.

I am very pleased to report that this morning we announced our agreement to acquire ResortQuest International, the nation’s largest vacation property rental management company. This is a very exciting opportunity, and there are many reasons why we feel this acquisition is strategically compelling for both Gaylord and ResortQuest shareholders.

I will discuss this subject in a couple of minutes, but before then let me set the stage behind why we have embarked on this acquisition: why the deal fits nicely with Gaylord’s current strategy; and why now is the time for us to acquire ResortQuest. I will also for the sake of Gaylord’s shareholders describe the resort vacation business, and why this industry holds such promise. And of course, I’ll describe ResortQuest’s current positioning in the industry. I will also touch on why ResortQuest is not to date reached its potential, where we want to take it, and we’ll then cover the many benefits of the transaction. I will at that point hand-over to our Chief Financial Officer, David Kloeppel, who will address the financial implications of the transaction.

And last, but not least, we’ll hear from Jim Olin, ResortQuest’s CEO, who will provide his views on the transaction, as well as comments on some of the highlights of the second quarter for ResortQuest.

Over the last two years, we at Gaylord have assembled a very talented Senior Management Team whose roots are in building great brands, particularly in the hospitality and leisure industry. This Management Team is experienced, knowledgeable, and highly energetic, and we’ve been hard at work.

Over the last two years, our Team has accomplished much, selling many non-strategic businesses and raising much needed capital to open our great hotel in Florida and to continue to construct our new hotel in Dallas, Texas. We’ve also refinanced the business a couple of times in order to provide sufficient capital to complete our hotel developments. We have rebranded our hotel business to Gaylord Hotels and built many brand systems that have propelled our hotel business in many ways.

Some of you may have listened to our earnings call last week and learned that our infant world class Florida property has already the status of the number one in terms of rev par achieved among our competitive set of convention hotel properties for the first six months of this year. This is a tremendous achievement and a testament to our ability to build a business that clearly communicates with its customers, that it is superior to its competitors and provides great value. Unlike most other companies in the hospitality business, our hotel business has posted very good RevPAR growth this year. In short, the Gaylord Hotels brand has made huge strides. Customers are leaving highly satisfied, advance reservations are building, and cash flows are growing.

Our next phase of growth will be the opening of our Texas hotel scheduled to open next April, and we are confident that this hotel just like its sister in Florida will be the number one convention hotel in the region.

The other brand that we own outright is the Grand Ole Opry, and we are truly excited about the potential of this business. In the last year we’ve made tremendous progress in extending the distribution of the Grand Ole Opry brand and content through various syndication and distribution deals, including those with Cumulus Media, Sirius Satellite and Westwood One <Company: Westwood One Inc.; Ticker: WON; URL: http://www.westwoodone.com/>. These deals have enabled us to reach a much wider national audience than we ever have before. In fact, the Grand Ole Opry is without question the most recognized brand in the country lifestyle arena. And this is very important to the overall strategy of growing the ResortQuest brand. And I’ll elaborate on this in a moment.

So as our businesses have developed and substantially improved throughout the last couple of years, and the complexity that existed in our company two years ago have been eradicated we’ve been hard at work studying ways to capitalize on the many resources our organization possess to accelerate growth in the Company. Today, our Gaylord Hotels brand has the opportunity to organically grow as our occupancies grow and Texas opens. And as many of you know, we’ve been working very hard on a project in the Washington, D.C. area which pending resolution of zoning issues and contractual issues we’ll probably move ahead with.

The challenge, however, is that these projects although producing very good cash flows once up and running are very capital intensive through construction. And the reality is that for a company of our present size its only practical to construct these projects one at a time, until we find a satisfactory way to recycle that capital from our existing assets to new projects which enables us to accelerate growth in the hotel business without taking on significant debt. We are, of course, working on this.

At the same time, our Management Team has been studying ways to leverage the extensive resources of our company and create growth that will not require the same amount of capital that our large hotel projects consume. This brings me to ResortQuest and today’s announcement.

ResortQuest is in the vacation rental management business. Simply said, it manages homes for individuals and homeowners and rents them to folks like you and me for vacation breaks, ranging from several days up to a week or more. Typically, the properties are in the mountains, at the beach, or in the desert. The units can range from one to two bedroom condos to very expensive multi-bedroom luxury villas. For their efforts ResortQuest receives on average 32-percent of the rental income. The industry today is very large, and it is estimated to be about 10 billion in revenues. This is a very good business, and the interesting news is that with the baby boomer generation aging second home ownership is predicted to grow pretty steadily over the next few years, and this is very good for ResortQuest.

There are a few other trends that have caused this for this industry, as well, such as the nation’s preference to stay closer to home rather than risk the perils and ordeals of traveling internationally. Today, ResortQuest manages about 20,000 units or second homes which represents approximately four-percent of the industry. Furthermore, it’s the only public company focusing exclusively on this industry and is about five times as big as the next largest private company in the industry. The rest of the industry is primarily run by Mom and Pop operators.

So, ResortQuest is able to enhance its delivery system to fill its units, thereby producing higher returns to the homeowners, it will be able to attract additional homeowners to migrate to ResortQuest management or convince the Mom and Pop operators to affiliate with ResortQuest through possible franchising or by directly plugging them into the technology systems that ResortQuest currently owns or is in the process of developing.

Now, you may ask, “If it’s as simple as this, why hasn’t ResortQuest accomplished this before now?” Here’s my answer to this question. ResortQuest was formed about five years ago as a rollup of many small operators. Initially, the Board numbered more than 20 members and was extremely diverse. The initial intent was to build consistent systems that would have allowed the brand to emerge, but early reluctance to move local operating companies under the ResortQuest flag and the lack of coherent brand systems, and the constraints imposed by debt incurred to fund the acquisitions caused the brand to stall.

Throughout the 2000 to 2002 period, the Company under previous management was too short-term focused, and the brand’s evolution suffered. It must be said that the business today performs pretty well, and it certainly does a good job servicing the customer, and providing value to the homeowner. But the real opportunity lies in the systemic brand development.

Late last year, the Board of ResortQuest decided it was time to move the Company in a different direction, and as a result Jim Olin, who you’re going to hear from later, was promoted to CEO. And other changes were made in most functional areas of the Company. Jim and his Team have spent the last year relocating the Company to Destin, cleaning house and consolidating various offices around the Company and dealing with the balance sheet issues which they inherited from the previous management.

I have the utmost respect for Jim and his Team, and they’ve accomplished much over the last few months. And I am confident that they can and will build ResortQuest into a great brand with the additional support and resources they get from Gaylord. The bottom line is that the business over the last few years has lacked the resources necessary to build the brand to realize its full potential.

And so, how do we now build the brand, and why is Gaylord and integral part of the story? I think about the value we bring to ResortQuest is falling into three buckets. Bucket number one would be the intellectual capital we bring to the table. A number of Gaylord Management Team, including Jim and Mike Rose and I, have been involved in launching and building some of the nation’s largest and most successful hospitality and leisure brands. We know how to add value by establishing industry leading employee practices, service standards and marketing programs to result in a favorable brand image which translates into consumer loyalty, which creates value. The strong operational leadership of ResortQuest coupled with the long-term branding leadership of Gaylord will produce a powerful combination.

The second bucket of value we bring is the access to literally millions of customers. Gaylord will deliver new demand into ResortQuest’s network by cross-marketing ResortQuest’s vacation properties to Gaylord’s millions of hotel convention goers and millions of the country lifestyle consumers who frequent the Grand Ole Opry, watch it on television or listen to its radio programs. This will build additional awareness for ResortQuest brand and generate additional occupancy and revenue for both the combined company and the individual unit owners.

Gaylord Hotels has approximately 2.5 million customers, primarily conventioneers, who move through its properties every year. Through our research we now many of these customers rent homes or condominiums when vacationing. These are captive customers in that they tend to stay with us for two to three days. This provides a wonderful opportunity to market vacation accommodations to them. We will set up ResortQuest information and reservation kiosks in public spaces and push ResortQuest information onto proprietary in-room technology systems. This is in addition to conducting direct marketing campaigns to our customer day-to-day of over two million people.

We believe this is only the tip of the iceberg in terms of the lucrative opportunities to path into this existing hospitality customer base. These opportunities will only grow as we broaden our network of Gaylord Hotels across the country in years to come.

While our hospitality customers represent a very large cross-selling opportunity, we believe that by far the greatest opportunity for customer delivery resides with the country lifestyle consumer that I mentioned earlier. Let me explain.

As part of the significant research we undertook over the last year and through our work in building the Grand Ole Opry brand, we gained a fundamental understanding of the customer who listens to or watches the Grand Ole Opry. What we discovered was that there is a consumer group in the United States composed of approximately 70 million adults aged 16 to 64 that have a lifestyle described as country. They like to listen to country music, frequent concerts, enjoy the outdoors. Among other things, they listen to and watch the Grand Ole Opry via many distribution channels.

Now, the important fact that we have learned through this research is that these customer groups have a disproportionately high propensity to rent homes or condominiums for vacations at the beach or in the mountains.

In fact, approximately 30-percent of this consumer group or 21 million people when asked told us they have stayed in rented vacation homes or condominiums at least once every two years.

As we grow the reach of the Grand Ole Opry through terrestrial and satellite radio syndication we’ll be able to communicate with literally millions of consumers in a unique way. The reason? We control a certain amount of the advertising around each of these broadcasts. Today, we have 76 radio stations in different markets around the country signed up to our Westwood One syndication agreement. We expect this number to approach 200 stations within a couple of years. Through this medium, we will increase awareness of the ResortQuest brand among highly relevant consumer groups in a cost effective manner.

The Grand Ole Opry show is also televised and is currently aired on country music television. Weekly statistics indicate approximately two million folks watch the show. And again, captive advertising space that we have will be used to market ResortQuest to known vacation home unit users.

All of these efforts will drive greater occupancy an revenue of ResortQuest managed properties. Greater occupancy equals more value to the owners and satisfied owners equals greater market share. We will use the Grand Ole Opry platform as an attraction tool, and we will plug the consumer who rents from ResortQuest into our expanded, proprietary ResortQuest database that we will use for retention marketing and brand developments. We also believe that ResortQuest’s current customer base would visit at our great hotels in Nashville and in Orlando — and very soon, Texas, as leisure customers.

The third bucket of value we bring is our balance sheet. Over the last year, ResortQuest has been constrained because of its lack of capital. This has impeded its ability to commit resources to invest in the brand, and this is acted as a governor to growth. There are other benefits to the transaction, as well. Some of which would include the transaction will have a deleveraging affect on the combined companies, it will produce significant cost savings, and it will increase Gaylord’s public float.

In our press release today, we’ve stated that we expect pretax synergies to amount to two million in 2004 and five million in 2005. Given our elaborate description of the many opportunities your observations may be that the level of synergies would seem modest. And my answer to that would be yes. We expect that as we build the plans for integration more revenue benefits will emerge. And frankly, we’ve excluded brand development benefits such as franchising or expanded use of the ResortQuest technology from these numbers.

I am sure I am going to be asked ‘why are you prepared to issue stock to pay for a the transaction when Gaylord stock is trading where it is?’ There are many answers to the question but I believe this answer could be the most relevant. The management and Board of Gaylord and ResortQuest believe the long-term value opportunity for this transaction to be significant. We’ve posted on our Web site a presentation directed to our shareholders. Page 11 illustrates what happens to the profitability of ResortQuest, as the market share grows and margins improve which we believe will happen. The point I would ask you to focus on is the significant value we can create over the long-term by acquiring ResortQuest is very, very compelling.

And so, now, let’s shift to the structure of the deal. It goes without saying that we’re executing this agreement at a time when the economy and corporate confidence have impacted the overall market, as well as ResortQuest’s and Gaylord’s’ equity values. We’ve been mindful of the timing and circumstances as we’ve negotiated this deal, but we believe the structure and value to be appropriate as you will have read from our joint press release. This is an all stock deal whereby each ResortQuest share will be exchanged for .275 of a Gaylord Entertainment share which implies a premium of approximately 8.4-percent over ResortQuest’s current stock price, closing price last night.

One of the first questions investment analysts might ask is, is this deal accretive to earnings? And the simple answer is yes. And what I’d like to do now is hand-over to Dave who will take you through the details of the transaction, and give you a glimpse of what the merged companies look like from a financial perspective.

Dave.

DAVID KLOEPPEL, CHIEF FINANCIAL OFFICER AND EVP, GAYLORD ENTERTAINMENT COMPANY: Thanks, Colin. I’ll comment on the transaction structure and the financial implications of the deal to Gaylord.

The transaction is structured, as Colin mentioned, as a stock-for-stock transaction which is expected to be tax free to both companies’ stockholders, in which each share of ResortQuest is exchanged for 0.275 of a Gaylord Entertainment share. This is a fixed exchange ratio with no caps or floors.

As a result of the transaction, current ResortQuest shareholders will own approximately 13.8-percent of the combined company upon closing. And upon closing, we expect to refinance all of the debt obligations of ResortQuest. More details on this to follow.

In connection with the transaction and under certain circumstances, Gaylord will provide a $10 million working capital availability for general corporate purposes to be used and accessed by ResortQuest between signing and closing. The merger agreement limits ResortQuest’s ability to solicit third-party acquisition proposals and calls for a break-up fee of $6 million under certain circumstances. We expect the transaction to close in early 2004.

In addition to ResortQuest’s management’s indication that they will vote in favor of the transaction, the Boards of Directors of both companies have already unanimously approved the deal. Also, certain Gaylord Entertainment affiliates representing approximately 28-percent of Gaylord’s current outstanding shares have agreed to vote in favor of the transaction.

Colin described the strategic merits of the transaction, and now let me outline the financial implications for Gaylord. The deal has a positive impact on our earnings per share and our balance sheet. From an income perspective, the acquisition of ResortQuest provides the opportunity to grow our cash flow substantially in a non-capital intensive manner.

ResortQuest owns very little real property and the income stream is dependent on management contracts rather than real estate. Through elimination of redundant corporate functions, public company costs and other expenses and the inclusion of cross selling synergies between the two companies we expect to produce approximately $2 million in synergies in the first year.

And as we apply our marketing techniques to our combined companies customer bases and realize a full year’s run rate effective synergies, we expect to produce an incremental EBITDA of approximately $5 million per year thereafter. And as Colin indicated, the deal will be accretive for 2004 earnings per share.

The acquisition also has a favorable balance sheet impact. The acquisition deleverages Gaylord, and that improves Gaylord’s standalone debt-to-EBITDA ratio from 6.8 times where it is currently to 6.4 times where it would be if you combined the two companies effective, and combined their balance sheets as of 6/30/2003.

And now, I’ll turn the call back over to Colin.

COLIN REED: Thanks, David.

For those of you who have known Mike Rose and me, you will know that we have operated and have been very successful in a multi-branded environment. This management team knows how to apply best demonstrated practices to minimize costs, as well, as how to build separate brand strategies to increase the growth potential for each brand we operate.

ResortQuest is an exciting fit, and one we believe will create great value to our combined shareholder group. We know and understand this company, and we believe in its great potential.

I have with me this morning, as I referenced earlier, Jim Olin, who is currently the Chief Executive Officer of ResortQuest. Jim is a first class operator, and I’m a big fan of this guy. And I am pleased to say that on the confirmation of this deal Jim will be the President of ResortQuest and lead this brand, and at the same time become a Senior Executive and a member of Gaylord’s Partner Group.

What I’d like to do now is turn the call over to Jim so that he can comment on this morning’s events and give some views on the ResortQuest’s second quarter results. Jim?

JAMES OLIN, PRESIDENT, CEO AND DIRECTOR, RESORTQUEST INTERNATIONAL, INC.: Thank you, Colin. I’d like to start out by expressing my enthusiasm to be joining Gaylord entertainment for the prospects of the combined company. We think this acquisition will benefit our rental customers, property owners, and shareholders alike. Let me share with you the major reasons why.

First, the Gaylord management team has extensive experience in creating well known brands in the hospitality industry. We will be able to leverage their experience to help solidify and build on the ResortQuest brand. By doing so, we will be able to attract additional units to our management program, and at the same time generate incremental occupancy and revenues for the Company and our individual unit owners.

Second, under the Gaylord Entertainment umbrella, we will have a new level of access to millions of Gaylord conventioneers as well as fans of the Grand Ole Opry and other entertainment offerings. From this group, we will be able to recruit new vacation homeowners to ResortQuest’s management program, as well as new vacationers to its properties.

Third, this combination will give ResortQuest favorable access to the capital necessary to more efficiently manage its operations and take advantage of growth opportunities. With these points in mind, I see a strong future for the combined company, and I will look forward to working with the Gaylord Entertainment management team.

Now, let me take a few moments to briefly review highlights of the ResortQuest’s second quarter. I am pleased to report that after a rough beginning to the year we came through the second quarter with great momentum, with three out of our four regions experiencing positive growth and revenue per available unit over the previous year.

On the marketing front, we expanded the “Tan Now, Ski Later” promotional campaign to include all markets across our network and have renamed it “Quest for America”. This cross selling program resulted in $8.4 million in gross lodging revenues for the first six months of the year. We also signed an alliance agreement with AAA’s Auto Club as we continue to expand our reach into potential vacationers.

We continually review our property inventory, and during the quarter we pared down sub-performing units in selective regions. As a result, we saw a 6.8-percent growth in average daily rates over the prior year and strong performance in the drive-to markets. While industry wide booking lead-times continue to shorten, which causes us to remain cautious in our outlook we still expect our drive-to markets to perform well over the rest of the summer and into the fall.

Now, let me turn this back over to Colin for closing comments.

COLIN REED: Thanks, Jim.

In conclusion, we’re very excited about this acquisition as it is in line with our goals to focus and expand our core hospitality business. We believe we’re well on the way to becoming a major presence in the hospitality business that caters not only to convention goers but also to other important segments of the hospitality and leisure population.

Thanks for joining us today. And we’ll now be very happy to open up the lines for your questions. Leandra (ph)?

OPERATOR: Thank you. The floor is now open for questions. If you do have a question or comment, please press the numbers one, followed by four on your touch-tone telephone. We do ask that if on a speakerphone to please utilize your handset to provide optimum sound quality. Once again, that is one, followed by four on your touch-tone telephone to ask a question.

Our first question is coming from Knapp Overton of Morgan Keegan. Please go ahead, sir.

KNAPP OVERTON, MORGAN KEEGAN: Good morning. You mentioned some additional markets that you thought you could take ResortQuest’s bus to. Could you talk about what those markets are and what might be involved and what your approach would be to enter them?

JAMES OLIN: Knapp, this is Jim. I think we’ve got, we’ve internally always had a strategic plan of looking at some 15 different markets that are out there that we are currently not in, and you couple that with current markets we’re in that we would really like to expand. And so, without divulging every single market I think if you take the map, look where we are, and then look at other key areas of vacationers that we don’t have right now that are big in the vacation rental market.

Examples would be Myrtle Beach and other areas, and also more into the Lake Tahoe area, and so forth, these would be targeted areas we’d look at. We’ll run some market analysis and demand analysis and decide if those are ones we want to start out with. Or as we’ve done before, look at selective tuck-ins to increase our market share in existing areas. So, it could be a combination of both.

COLIN REED: Knapp, I just would like to add to that. I think the last point Jim made, the tuck-ins is something that really we need to do a lot of work on, because it’s my sense in this business and as you know I understand this business. This is not a business that sort of mutes (ph) in the eye. I used to be on the Board of this company several years ago, and I understand its business very well.

It’s my sense that the economics that this company can generate as its size grows in each market can fundamentally change because I believe this business has huge leverage to it. And so, I see margin expansion for us, concentrating our efforts on the key markets of this country. Rather than to do, to some extent, Jim back — what was I think done two or three years ago. And I think incorrectly where the Company went to the sort of outlying markets that, you know, on a good day, you know, we make $100,000 a year in, whereas the opportunity to concentrate its efforts in the large markets across the United States for putting high quality capability into those markets. The contribution to profitability I think can be enormous.

JAMES OLIN: I absolutely agree.

KNAPP OVERTON: Yes, I agree with that, too. Your statistic about the market research that you’ve done on the country lifestyle customer is interesting, and one-third of them I believe you said rented a vacation home at least once every other year.

JAMES OLIN: Yes.

KNAPP OVERTON: That’s interesting. Do you know how that compares to what you typically would expect to find in a general, as compared to the average population?

COLIN REED: Well, Jim, you’re probably best to answer that. But my sense is from the work that we’ve done here is that this is disproportionately higher. You can do the math. ResortQuest touches about a million, million-and-a-half people, bodies a year, and have four-percent of the supply. You can extrapolate how many people across the country rent properties. And then you look at the amount of people that come out of the country lifestyle. And you’ll see it’s disproportionately high relative to its total. It’s total contribution to the population of America.

And this is very exciting for us, because this is not, you know, we think; this is we know. Because this research that we have done was a very, very extensive piece of research done by one of the nation’s premiere advertising and marketing companies, and it’s very compelling stuff. And we think this will add huge value to ResortQuest.

KNAPP OVERTON: And just one last question. In your press release, you say that Gaylord has been building a strategic plan to accelerate growth in non-capital intensive ways. ResortQuest obviously fits that model. Is — does that refer specifically to this acquisition? It certainly works with it.

COLIN REED: It does.

KNAPP OVERTON: But is it a broader strategy that Gaylord Entertainment has as one of additional things that the Company might pursue?

COLIN REED: No, Knapp, ResortQuest falls right into that. And if you’ve mapped what we’ve done here in the last two years by closing and shutting a lot of businesses we’ve really brought the business back to two platforms, the capital intensive platform that we believe is unique with our big convention hotels. Nobody in the country is doing what we’re doing there. And I think that’s showing up in RevPAR growths and customer loyalty.

But the other non-capital intensive piece that we really have been working on is the Grand Ole Opry distribution. And moving the Grand Ole Opry, you know, using that brand and its elasticity to create value for us in non-capital intensive ways. And we’ve been hard at work putting a plan together for that. And it was through that plan that we discovered this big cross-over of fertile customers.

JAMES OLIN: And Knapp, if I could add to that, too. As we’ve talked about in the past on other calls, we also are, you know, moving forward to develop our large convention hotel models in a less capital intensive manner, as well, which is, you know, by taking capital out of our existing real estate investments and redeploying it, you know, with partners to develop the new large box convention hotels, as well.

KNAPP OVERTON: OK. And just one last thing. You said you’ve refinanced all of ResortQuest’s $70 million, $75 million in debt. Any comments on — or about how you plan to do that, and any other capital activities for Gaylord in connection with this?

DAVID KLOEPPEL: We expect to do, to refinance ResortQuest’s obligations. We also at the same time will probably take out two of our more expensive pieces of floating rate paper that are at Gaylord today. The total financing will be in the neighborhood of $200 million. And we’ve gotten a number of indications from a number of banks for a couple of different sources, most likely will come as a high yield deal since the high yield market remains, you know, fairly hot despite the move in interest rates in the last week or so.

COLIN REED: But we will —obviously, at the point we decide when we go to the market, we’ll obviously access the most efficient form of capital.

KNAPP OVERTON: OK, thanks very much.

COLIN REED: Thanks, Knapp.

JAMES OLIN: Thanks, Knapp.

OPERATOR: Thank you. Our next question is coming from Bret Fialkopf (ph) from Performance Capital.

BRET FIALKOPF (ph), PERFORMANCE CAPITAL: Hey, guys. I’m (INAUDIBLE) connect us to the press release. Can you just quickly summarize how many shares are you issuing? And what’s kind of the run rate, what exactly are we buying? Kind of the run rate of cash flows and revenue?

COLIN REED: Dave, you want to take that?

DAVID KLOEPPEL: Sure. Bret (ph), we’re issuing about five million shares based on today’s market price, about 5.4 is the more accurate estimate. We’re buying about — there (ph) are 2003 guidance for this year is about 18 to 19 million worth of EBITDA. If you look at the analysts’ reports out there for ‘04, it’s substantially higher than that. And you know, we think obviously based on Colin’s comments that we’re going to be able to drive the cash flows of this business very — you know, quite dramatically.

The interesting thing about this business, though, is you know, the EBITDA that they produce is effectively cash flow, because they don’t own the assets that they’re managing, they manage them for third parties. And so, the upkeep of those assets, you know, is the responsibility of those third parties. And so, all of the EBITDA they produce drops, you know, straight down to the cash line.

COLIN REED: Bret (ph), the other thing is that a couple of years ago the business did $30 million, and had a, you know, 20-percent margin on it. And you know, the Company had acquired a couple of businesses out in the boonies that had a somewhat of a depressing affect on the margins of this business. We believe by concentrating our efforts on the key markets, not only do we grow revenues dramatically but we grow margins dramatically. And the leverage in the business is substantial.

I would ask you to look at page 11 on our Web site of the presentation we put there. And you can get a sense of how marginal improvement in share of this industry and marginal improvement in the margin of the business has a dramatic impact on the profitability curve of this company. And we believe we can do that.

BRET FIALKOPF (ph): Dave, I am sorry, you said 18 to 19 of EBITDA?

DAVID KLOEPPEL: For 2003, that’s our current guidance, correct.

BRET FIALKOPF (ph): OK. And I’m — again I’m sorry, I’m traveling. I don’t have access to page 11, but that five multiple, let’s say in two years, do you give indications of — you know, if you get X penetration off of our database what that five multiple turns into? A two, or a one, or will that — can you give any kind of indication of that?

DAVID KLOEPPEL: Hey, Bret (ph), you’re actually — you must be on a cell phone, you’re breaking up fairly significantly. Maybe this would be something we could handle offline. Page 11 does give a fair amount of guidance on, you know, what the overall share the industry can go to, and what, at different EBITDA margins the EBITDA contribution will look like. And so, if you’d like to call me offline after the call, I’d be happy to walk you through it.

BRET FIALKOPF (ph): OK, thanks. Congratulations, guys.

DAVID KLOEPPEL: Thanks, Bret (ph).

COLIN REED: Thank you.

OPERATOR: Thank you. Our next question is coming from John Maysles of Alpine Associates.

JOHN MAYSLES, ALPINE ASSOCIATES: Yes, I read in your press release that you plan on closing in early 2004. And we’re wondering why it’s going to take so long?

COLIN REED: Well, first and foremost, we’re going to — we, both — ResortQuest obviously has to seek shareholder approval, and we are going to seek shareholder approval. And Carter, do you want to talk about the legal processes between now and then, and why we think it’s going to take this time?

CARTER TODD: It could close in the fourth quarter, but we were thinking, though, that to be safe it would close in the first quarter of 2004. We do have to file with the SEC Justice Department for Hart-Scott-Rodino, and we need to file the Registration Statement I mentioned earlier with the SEC for the Gaylord shares. And so, conservatively first quarter, you know, January 2004.

COLIN REED: But I want to make the point here, John, that even though this acquisition falls under the threshold of Gaylord having to seek shareholder approval. Mike Rose and I discussed this extensively; we talked to our Board about it, and we think it’s just in today’s environment appropriate for us to secure approval for our shareholders on stuff like this.

JOHN MAYSLES: OK, still it seems like you’re being very conservative here.

COLIN REED: Right.

DAVID KLOEPPEL: Yes, I mean, I think that’s right, John. In today’s environment with, you know, SEC reviews and the kind of scrutiny that public filings are giving on SEC reviews, we’re just trying to be a bit conservative. You know, it’s not unlikely that we’ll close in the fourth quarter.

JOHN MAYSLES: Well, you’re not expecting any kind of a regulatory problem?

DAVID KLOEPPEL: No, no, we don’t think there are any HSR issues, or any other kind of regulatory issues.

JOHN MAYSLES: OK, thank you.

COLIN REED: Thank you.

OPERATOR: Thank you. Our next question is coming from Chris Raub of PPM America.

CHRIS RAUB, PPM AMERICA: Hey, guys. While we’re on the topic of contingencies, it sounds like you need shareholder approval, FTC and SEC approval, but is the deal contingent upon being able to get a high yield deal done?

DAVID KLOEPPEL: No.

CHRIS RAUB: Well, do you need to get approval from existing lenders to ResortQuest?

CARTER TODD: Yes, we do.

CHRIS RAUB: And then, in terms of refi, would you anticipate refinancing that ResortQuest debt prior to the acquisition, or after the acquisition is closed?

DAVID KLOEPPEL: We expect to refinance it most likely prior to the acquisition. You know, in part it depends on where the markets are and where the most efficient source of capital is. But given where the markets are today we would expect to hit the markets by the closing and take all the debt out of that closing.

CHRIS RAUB: Is there any other contingencies other than ResortQuest lenders, shareholders, FTC and SEC.

CARTER TODD: Just contingencies that are customary for a transaction like this. You know, representations and warranties trade at all material respects at the closing, things like that.

CHRIS RAUB: Got it, thanks guys.

CARTER TODD: Thanks, Chris.

OPERATOR: Thank you. Our next question is coming from Michael Waldorf of Paulson & Company.

MICHAEL WALDORF, PAULSON & COMPANY: Thank you, gentlemen. Congratulations. I’m sorry, I missed about a minute of your opening discussion of the deal. Something that you guys might be able to give me some context in terms of, you know, who approached who. And how long did the discussions take? And how the transaction evolved?

COLIN REED: We — Jim Olin and I had a conversation about — Jim, I want to say six, seven weeks ago, eight weeks ago. And that’s how it started. And in the six to eight week period of time we are where we are.

MICHAEL WALDORF: Did either — did ResortQuest talk to any other parties in connection with this transaction, or was it just a one-on-one negotiation?

JAMES OLIN: Right now, basically, we — Colin and I had some discussions. My responsibility as the CEO is to look at various strategic alternatives, including the refinancing of our debt, and to talk about different avenues, whether that be talking with Gaylord or so forth. But this, without a doubt, was the one that jumped to the top right away as the best strategic alternative and strategic deal we could come together with as best for our shareholders in the sense of growth of our business by leveraging everything Gaylord could bring to the table. And so, it was without a doubt the best alternative, and it jumped to the top real quickly.

COLIN REED: Yes, and I think the answer, Jim, is as well that the way we’ve structured this deal is both, you know, Gaylord’s shareholders and ResortQuest shareholders share in all the up side of the tremendous value that both parties bring to each other. And also, of course, the way that the contract is being constructed, obviously, if anybody else had a desire to look at this business it could do so.

MICHAEL WALDORF: OK, thank you very much.

COLIN REED: Thank you.

OPERATOR: Thank you. And once again, as a reminder, if you do have a question please, press the numbers one, followed by four on your touch-tone telephone.

Our next question is coming from Glenn Krevlin of Glen Hill Capital.

GLENN KREVLIN, GLEN HILL CAPITAL: Yes, good morning. I was wondering, I got on the call a little bit late. For those ResortQuest shareholders, can you give us a brief outline of Gaylord just in terms of, you know, shares, debt, cash, cash flow, free cash flow? Either on a trailing or perspective basis, whatever you feel comfortable? And then, secondly, to — just sort of curious what your thoughts are currently — it sounds like you might think of closing or selling some regions you think are not strategic, and how do you look at the real estate operation at this point? The real estate sales arm of the Company?

DAVID KLOEPPEL: Glenn, why don’t I take the first part of the question, and then we’ll let Jim take the second part. The quick profile of Gaylord is we’re a New York Stock Exchange based company, based in Nashville, Tennessee. Trailing 12-month EBITDA was about $69 million. We had total debt in June of $471 million, with a cash balance at the end of June of 173. Since June, we’ve closed a sale of a radio station that adds $65 million to that cash balance. And so, total cash is, you know, pro forma for that transaction, $238 million.

As you probably heard on the conference call, we are — we have two key business lines. The convention hotel business and the Grand Ole Opry which is a long running country entertainment program that focuses on the country lifestyle consumer. And we have, as well, one very significant non-core asset minority stake investment in Bass Pro Shops, which, as you may or may not know, is a real category killer in the outdoors products space. So I think that ...

COLIN REED: We own 19-percent of that.

DAVID KLOEPPEL: That’s right, we own 19-percent of that. We have about 33.7 million shares outstanding. And I think that’s a fairly good summary. I’ll let Jim touch on the real estate business.

JAMES OLIN: Glenn, this is Jim. It’s nothing new to us to be looking over this past year, as well as into the future about our specific markets, and which ones that are non-revenue producing, and which don’t have the type of strategic growth possibilities. Examples are, you know, we obviously closed our Ohio operation back in fourth quarter. We also have restructured our mountain, mostly Summit County, and in all of Colorado. And we consolidated Southwest Florida into one entity from five. And so, it’s nothing new for us to look at this, and we’ve always kind of tried to center our core revenue producing areas to increase market share and so forth. I think this is just an extension of what we started about a year ago in the sense of really getting down to our core operations and really starting to grow them strong.

With regard to real estate it is obviously looked at from all of us as an integral part of the Company’s operations. As you know, we have about 21 of our 31 local operating company subsidiaries that have real estate operations. The high end markets still seems to be, continues to be soft, but our mid range $250,000 to $500,000 condominium, either whether it’s ski in, ski out or directly on the water still continues to be very hot, even in a pre-construction mode. And so, it’s an integral part of the fingers of this company. And I see nothing but growing in the sense of increasing our market share and increasing its contribution to the bottom line.

COLIN REED: I think one of the things — Michael, this is Colin — that Jim has expressed to me is the — some of the shareholders of RZT get a little frustrated because of the volatility. I’m sorry, I said Michael; it’s Glenn. I am sorry. The volatility of the real state sales on the, you know, the earnings of the business.

I think the key question that RZT needs to figure out is they love the real estate business because it provides a conduit to the second home owner, thereby allowing them to have the supply. The question is, is there a way in which they can gain that conduit without being in that business, that will be beneficial to the real estate business and also to RZT? And that’s something that I think the business needs to figure out, because it’s been sort of an annual debate, Jim, right?

JAMES OLIN: Yes, it is.

COLIN REED: And obviously, it still is, Glenn, by you asking the question.

GLENN KREVLIN: I was just curious what your attitude was towards the business. You had referenced a couple of times some slides no the Gaylord Web site. Where are those slides? Because I just clicked on your Web site just ...

DAVID KLOEPPEL: If you look in the Investor — on the Investor Relations Web page under Other Information. Click on that, it takes you to all of our presentations that are online. There’s an analysts’ presentation that we gave in June that’s got a great deal of detailed information on our business. And the presentation that describes this deal is attached to that page, as well.

COLIN REED: And if you still have a hard time finding it give Dave or Key Foster a call-back here at our headquarters, and we’ll shoot you a copy straightaway.

GLENN KREVLIN: Thank you very much.

JAMES OLIN: Thanks, Glenn.

OPERATOR: Thank you. Our next question is coming from Beth Lilly of Woodland Partners.

BETH LILLY, WOODLAND PARTNERS: Good morning. I have two questions. One is, Jim, I wanted to ask about how Resort personnel will be run differently, as part of a bigger organization with a parent? So that’s my first question.

JAMES OLIN: Thank you, Beth. Really, we’re going to take advantage of single opportunity that the size and the knowledge base that Gaylord has. I think that the most exciting part to me is immediately jumping into two parts of the marketing efforts. One is the database mining where we get together, sit-down, we roll-up our sleeves and actively work on the database mining for the upcoming season. The other one is the brand development. We have a great opportunity to take advantage of the knowledge base that Colin brings to the table in his team, to really make the ResortQuest brand a household name. Not just vacation rentals, but in leisure travel.

We’ve been unable to do with our limited capital and limited resources, and now we have an opportunity to really take it to the next level with the knowledge and the expertise that will come with that. I’m actually very, very excited about this overall because of those two to start with. But we are able to take it to the next level, and then you’re talking about putting more heads in beds, having more unit owners wanting to join our program, and then you really are increasing market share at a rapid rate.

BETH LILLY: OK. My second question is page 11 of the slide — and Jim, you’re probably the right one to answer this, but I’m sure David and Colin have their opinion. As you look at kind of, you know, your share of the industry reach (ph) right now is around four-percent, and your EBITDA margin is around 12, is that correct?

JAMES OLIN: Yes.

BETH LILLY: OK. How long do you think — you know, can you give us a sense of — you know, realistically what percent of the share of the industry you think you can take, and where you can drive EBITDA margins to over the next couple of years? How long it will take you to get there?

JAMES OLIN: I’m ...

COLIN REED: That’s a question that Jim is going to get from me in about two months time when he delivers his long range plan.

JAMES OLIN: Beth, the answer, and I tend to be pretty optimistic about all of this. We’re are in a fragmented industry that is looking for a leader. And when — in 1998 when this, when our industry was rolled up under ResortQuest we had that opportunity then, and we still have that opportunity now to be without a doubt the leader. It is — the only thing that’s going to get in our way is time to get all of the database mining and all of the brand development going.

I think that we can rapidly do this because what I’ve found in this industry, being in it as long as I have, is if you create customer service at a level that beats the guy down the street, and you create the kind of level of knowledge out there to let people know what you have to offer that unit owners come to you because they know that they’re going to get the best care of their unit and the best return on their investment second to none. And we are still in a fragmented industry where we are clearly the leader.

And just understand one point of occupancy increase across-the-board is about 1.5 million of additional EBITDA. And so, increasing market share from four-percent to six-percent, I can’t sit here and tell you forward-looking that that’ll be tomorrow. I think it’ll be quicker than everybody thinks.

BETH LILLY: How long did it take you to get that four-percent share?

JAMES OLIN: Well, the Company was rolled up in ‘98, and then since then we’ve had acquisitions as well as an individual market areas unit growth. And so, I can’t tell you. It’s been five years since the Company has been formed. Again, it’s a very fragmented industry. And so, we have opportunities to basically go in and plant a flag as we build the brand in any location we’re not in, and we have a lot of potential, as you’ve heard, of growing in our individual markets immediately. And that doesn’t mean just taking on units. That means culling units, taking on higher quality units, continuing to grow the quality of the brand, not just the quantity.

BETH LILLY: Is rolling up additional players in this industry part of your strategy, too?

COLIN REED: It could very well be, Beth. But my sense is that if we do two things really well, which is build the image of this business where consumers see there’s a value to them for them to come to ResortQuest versus all of these Mom and Pop operators, and build in the minds of the homeowner a compelling reason why they should affiliate with you, because you’re delivering to them a superior economic proposition than they would get if they went to the Mom and Pop operators. I think that we can consolidate this industry without capital, it doesn’t need to be done.

And you know, going out and spending $30 million, $40 million to, you know, buy EBITDA at five times, you know, one could probably go do that. But I believe that in a one-year period of time as we get the brand standards in place, and we’re able to coherently communicate with both the customer and the homeowner what the brand stands for, build the RED (ph) systems, I think we can roll this business up without capital, without a lot of capital.

And the real exciting thing here is that as you add more units and you add more occupancy to these units the flow-through to profitability is substantial. And that’s why, you know, a couple of years ago, you know, this company generated $30 million of EBITDA with a 20-percent margin. And you know, there’s no unearthly reason why we shouldn’t operate this business in a reasonably short period of time by stimulating demand in here from all of these customers that we know rent properties today. There’s no unearthly reason why we can’t get to a 20-percent margin. And if we can grow share in the industry from say four-percent to six-percent and have a 20-percent margin, page 11 would indicate the EBITDA of this business is $50 million.

Now, I’m not going to say bank it. You know, that’s what it is. There’s a lot of issues that we’re going to sort through here, but we’ve done this. We’ve done this acquisition because we believe it will be very compelling because of the attributes that we bring to the table. And ResortQuest can position in this untapped industry.

JAMES OLIN: If I can add one thing to what Colin said, is that with the limited resources that our company has had we have shown in at least two instances where literally going down and planting a flag in an area that is just outside of our significant market area, but being to just capitalize with limited resources on our existing brand, and with great staff, we’ve been able to do and add units with very little capital intensive activities.

For instance, in Keystone, Colorado, where we took a great staff. Opened up an office away from the Breckenridge Operation where we had a good footprint, and rapidly grew unit count to a level we never thought we would get to in that small market in that quick a time. Same thing in the Perdido Key area of Florida, where again we went in, very low capital, we didn’t have to buy an existing company, we planted the flag, and this is with limited resources and limited brand recognition. Add the Gaylord expertise and knowledge to that brand recognition program and building that brand value proposition, and you’re talking about being able to do that virtually anywhere in the United States.

BETH LILLY: Jim, one last question. Who is your closest competitor?

JAMES OLIN: Really, to be honest, our closest competitor is the local Mom and Pop operations that may be 150-unit, local real estate broker that may do that kind of an ancillary business to real estate. That really is our — that more on a national scale the closest is probably EastWest Properties. That is a development company, as well as does some occasional rental management. And InterWest, which is, obviously, a mountain developer, some beach development that has some rental vacation that they do within their developments, not outside their developments.

BETH LILLY: Right. InterWest owns their properties.

JAMES OLIN: Not all of them. They do some rental management of those that they develop and then sell. But they stay within their properties. We, obviously, go outside, and we do a lot of business with Intro-West. They are a good, a business that we work with in both Whistler and in Northwest Florida.

BETH LILLY: OK, great. Thanks so much.

JAMES OLIN: Thanks, Beth.

OPERATOR: Thank you. Our next question is a follow-up coming from Knapp Overton from Morgan Keegan.

KNAPP OVERTON: Yes, my question was answered. Thank you.

DAVID KLOEPPEL: Thank you, Knapp.

JAMES OLIN: Thanks, Knapp.

OPERATOR: Thank you. Our next question is coming from Paul Glazer of Glazer Capital Management.

PAUL GLAZER, GLAZER CAPITAL MANAGEMENT: Hello.

COLIN REED: Hello.

JAMES OLIN: Hello.

PAUL GLAZER: Hi. There was one thing I noticed in the I believe it was in the filing, that the credit line that you were — Gaylord was to provide for ResortQuest was to, was subject to lender consent by September 8th. And I was just unclear as to what that meant? Does that mean that the credit line will not be extended until you get lender consent, or what?

DAVID KLOEPPEL: The obligation of us to provide the $10 million of working capital is only an obligation if we, in fact, get lender consent. The consent that we need to get is for them to agree that the capital infusion we would make into the business doesn’t automatically pay down other debt obligations, but is in fact additional available capital to ResortQuest. And so, we’ve begun that dialogue with the banks already, and we expect to have results certainly by September 8th.

PAUL GLAZER: Of what significance is the September 8th date then?

DAVID KLOEPPEL: It’s a date that allows us to quickly know whether or not we’ve received that consent.

PAUL GLAZER: I mean, if they gave you the consent on September 10th or 11th or 9th, you’d still take it, wouldn’t you?

COLIN REED: Oh, yes. I think it was an arbitrary date that we put in, you know, like a — you know, a month from the date of signing the deal.

PAUL GLAZER: OK, yes.

COLIN REED: I don’t think there was any magic to the date.

PAUL GLAZER: OK, but, OK. And the credit line — OK, ResortQuest only has a right to it if you, in fact, are able to get it? It’s not like the deal is contingent on you being able to get this line?

DAVID KLOEPPEL: Correct.

PAUL GLAZER: OK, thank you.

COLIN REED: Thanks, Paul.

OPERATOR: .Thank you, we also have a follow-up question coming from Glenn Krevlin of Glen Hill Capital.

GLENN KREVLIN: Yes, Colin, you indicated on the conference call, and I think I recollect that you were on the Board at one time at ResortQuest. And I believe Mike Rose was one of the founders. Can you explain to me sort of, you know, why at the time you guys stepped aside and sort of why at this time you want to re-engage with the business?

COLIN REED: Yes, I think it’s a legitimate question, and one I feel I owe you a responsible answer to rather than just sort of punting. You know, what typically occurs with a question like this. I got onto the Board because obviously, I was solicited to get on the Board by several members. And Mike spoke to me very glowingly about the industry and about the opportunity this business has had at that particular point in time. And I was on the Board for approximately — I don’t have the dates in front of me, but you know, it was like a two-year period of time.

But frankly, I found it a struggle because the leadership, the executive leadership at that time was extraordinarily short-term in their thinking. And I sort of came out of most Board meetings feeling, you know, highly frustrated. And towards the end of last year, middle of last year, after expressing my views I resigned from the Board to concentrate, frankly, my efforts on growing this company. And that’s the sequence of events.

But the — I think the comfort that you should take from that is that, you know, I do have a sense in this business, about this business, and this industry. And I do think it is a great business. And you know, that’s why I — we have, our Board, has decided to do this, and why ResortQuest’s Board felt that it was a good thing to do, as well. And frankly, I think the rest of the Board of ResortQuest recognized last year that the way the business was currently focused was not in the long-term best interests of the shareholders. And made some of the decisions that it made. And I think it’s probably best if I leave it at that. But that’s the truthful answer to your question.

GLENN KREVLIN: I appreciate your candor. Thank you.

COLIN REED: Thank you. I think we can take, Leandra (ph), one more question.

OPERATOR: Thank you. If there is one last question, please press the numbers one, followed by four on your touch-tone telephone.

That appears to be all for our question-and-answer session.

COLIN REED: OK, well, thank you very much, indeed, everyone for joining us this morning. And more to follow on this great opportunity. Thank you.

OPERATOR: Thank you all for your participation. That does conclude your teleconference. You may disconnect your lines at this time. Have a great day.

END